UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on August 6, 2024 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated February 18, 2026: Safe Bulkers, Inc. Reports Fourth Quarter 2025 Results and Declares Dividend on Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2026

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter 2025 Results and

Declares Dividend on Common Stock

Monaco – February 18, 2026 -- Safe Bulkers, Inc. (the "Company") (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve-month periods ended December 31, 2025. The Board of Directors (the "Board") of the Company also declared a cash dividend of $0.05 per share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Twelve Months 2025	Twelve Months 2024
Net revenues	72.6	73.1	65.7	64.3	71.5	275.7	307.6
Net income	11.8	17.8	1.7	7.2	19.4	38.6	97.4
Adjusted Net income[1]	15.9	13.9	3.0	7.8	18.1	40.5	81.6
EBITDA[2]	33.3	40.1	24.2	28.8	41.9	126.4	186.4
Adjusted EBITDA [2]	37.4	36.1	25.5	29.4	40.7	128.4	170.7
Earnings per share basic and diluted[3]	0.10	0.15	0.00	0.05	0.16	0.30	0.83
Adjusting Earnings per share basic and diluted [3]	0.14	0.12	0.01	0.05	0.15	0.32	0.68

Average daily results in U.S. Dollars
Time charter equivalent rate[4]	17,050	15,507	14,857	14,655	16,521	15,511	17,602
Daily vessel operating expenses[5]	5,683	5,104	6,607	5,765	5,047	5,790	5,510
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	5,057	5,060	5,604	5,546	4,787	5,317	4,978
Daily general and administrative expenses[7]	1,922	1,762	1,809	1,608	1,650	1,775	1,609

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expense and gain/(loss) on foreign currency. See Table 3.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 3. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency. See Table 3.

3 Earnings per share ("EPS") and Adjusted EPS represent Net Income and Adjusted Net income less preferred dividend divided by the weighted average number of shares respectively. See Table 3.

4 Time charter equivalent ("TCE") rate represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 4.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the number of ownership days for such period. See Table 4.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by the number of ownership days for such period. See Table 4.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by the number of ownership days for such period. See Table 4.

Selected financial highlights
In million U.S. Dollars	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Total cash[8]	162.8	123.9	125.3	127.7	135.9
Undrawn revolving credit facilities[9]	219.5	266.5	187.5	148.9	140.2
Unsecured debt[10]	116.7	116.6	116.5	107.1	102.6
Secured debt[11]	423.4	399.7	436.1	412.6	434.0
Total debt[12]	540.1	516.3	552.6	519.7	536.6
Number of vessels at period end	45	45	47	46	46
Average age of fleet	10.39	10.13	10.26	10.23	9.99
Net debt per vessel[13]	8.4	8.7	9.1	8.5	8.7

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "During 2025 the dry-bulk market witnessed increased market volatility mainly due to geopolitical reasons. In the fourth quarter of 2025 we achieved 14 cents of adjusted earnings per share and our Board has declared a five cents per share dividend rewarding our common shareholders. The Company maintains a prudent balance between spot and time-charter exposure, allowing it to capture market opportunities while preserving cash flow visibility, and a strong capital structure providing flexibility in our capital allocation".

Ten Million Shares of Common Stock Repurchase Program

In December 2025, the Company authorized a program under which it might from time to time in the future purchase up to 10,000,000 shares of the Company’s common stock. Should the maximum number of shares of the Company’s common stock be purchased pursuant to the aforementioned program, it would represent approximately 9.8% of the shares of the Company’s common stock outstanding and 20.0% of its public float. The program does not obligate the Company to purchase shares of the Company’s common stock, and it may be modified or terminated at any time without prior notice. Any such purchases would be made in the open market in compliance with applicable laws and regulations, and that purchases on the open market would be conducted within the safe harbor provisions of Regulation 10b-18 under the Securities Exchange Act of 1934, as amended. As of February 13, 2026, the Company had purchased and cancelled 91,443 shares of common stock under the aforementioned program. The purchases were funded using the Company’s existing cash resources.

Credit facilities

In December 2025, the Company amended the terms of an existing $100 million senior secured revolving credit facility, originally entered into in December 2024, to incorporate a mechanism that adjusts the interest margin based on independently verified performance related to fleet carbon intensity index, measured against annual sustainability performance targets. The result of the adjustment was to align this amended financing with the Company's corporate sustainability agenda.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Unsecured debt represents the five-year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

11 Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

12 Total Debt represents Unsecured debt plus Secured debt.

13 Net debt per vessel represents Total Debt less Total Cash divided by the number of vessels at period's end.

Environmental Investments - Dry-Dockings

The Company is gradually renewing its fleet with newbuilds designed to meet the International Maritime Organization (the "IMO") regulations related to the Phase 3 reduction of greenhouse gas emissions (the "IMO GHG Phase 3") and nitrogen oxide emissions (the "IMO NOx Tier III") while selectively selling older vessels.

Furthermore, the Company is continuing the environmental upgrade program of its existing fleet, targeting increased energy efficiency and lower fuel consumption, which is expected to reduce GHG emissions. As of February 13, 2026, 26 existing vessels had been upgraded. The cost of low-friction paint applications that are part of the environmental upgrades is recorded as operating expenses, while the cost of energy saving devices is capitalized and recorded as capital expenditures.

As of February 13, 2026, the Company expects 65 down time days for the first quarter of 2026 and 136 down time days for the second quarter of 2026 relating to scheduled vessel repairs and upgrades.

Fleet Update

As of February 13, 2026, we had a fleet of 45 vessels, one of which agreed to be sold, consisting of eight Panamax, 12 Kamsarmax, 17 Post-Panamax and eight Capesize class vessels, with a total carrying capacity of 4.6 million dwt and an average age of 10.5 years. Our fleet includes 12 IMO GHG Phase 3 - NOx Tier III ships built from 2022 onwards or later and 11 eco-ships built from 2014 onwards. Furthermore, we have 21 vessels equipped with exhaust gas cleaning devices ("Scrubbers''), including all of our Capesize class vessels, which generate additional earnings under charter agreements, providing for variable consideration based on bunker consumption.

Orderbook

As of February 13, 2026, we had an orderbook of eight IMO GHG Phase 3 - NOx Tier III Kamsarmax class newbuilds, two of which are methanol dual-fueled. Four of those vessels are scheduled to be delivered in 2026, two in 2027, one in 2028 and one in 2029.

In January 2026, we entered into an agreement for the acquisition of two newbuild IMO GHG Phase 3 - NOx Tier III, 82,500 dwt, dry-bulk, Chinese, Kamsarmax class vessels, with scheduled delivery dates in the third quarter of 2028 and the first quarter of 2029, respectively. These newbuilds are sister vessels to existing vessels in our fleet with advanced energy efficiency characteristics resulting in lower fuel consumption.

Vessel sale

In February 2026, we entered into an agreement for the sale of the Michalis H, a 2012 Chinese-built, Capesize class dry-bulk vessel, for a gross sale price of $35.2 million and a forward delivery date to her new owners in the first quarter of 2026. The sale is part of the Company’s ongoing fleet renewal strategy, aimed at improving environmental performance and maintaining competitiveness under increasingly stringent regulatory environment.

Chartering our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels under both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. Period time charters provide us with visible and relatively stable cash flows, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions as well as provide an opportunity for a potential upside in our revenue when charter market conditions improve. The chartering of our vessels is arranged by our Managers14 without any management commission.

During the fourth quarter of 2025, we operated 45.00 vessels on average, earning a TCE of $17,050, compared to 45.90 vessels earning a TCE of $16,521 during the same period in 2024. As of February 13, 2026, we employed, or had contracted to employ: (i) 17 vessels in the spot time charter market (with an original duration of up to three months) and (ii) 30 vessels in the period time charter market (with an original duration in excess of three months). Of the vessels chartered in the period time charter market, six have an original duration of more than two years. As of February 13, 2026, the average remaining charter duration across our fleet was 0.5 years and we had contracted revenue of approximately $177.6 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the additional compensation related to the use of Scrubbers.

In relation to our Capesize class vessels, as of February 13, 2026, seven were chartered under period time charters, five of which have remaining charter durations exceeding one year. The average remaining charter duration of our Capesize class vessels was 1.8 years and the average daily charter hire was $24,206, resulting in a contracted revenue of approximately $130.0 million, net of commissions and excluding the Scrubber benefit. Our contracted fleet employment profile as of February 13, 2026, is presented in Table 1 below.

Table 1: Contracted employment profile of fleet ownership days as of February 13, 2026

2026 (remaining)	34%
2026 (full year)	42%
2027	8%
2028	3%

Debt

As of December 31, 2025, our consolidated debt before deferred financing costs was $548.6 million, including the €100 million - 2.95% p.a. fixed coupon, non-amortizing, unsecured bond issued in February 2022, maturing in February 2027. Our consolidated leverage15 was approximately 34% and our weighted average interest rate during the three-month period ended December 31, 2025 was 5.42% inclusive of the applicable loan margin. During the three-month period ended December 31, 2025, we made scheduled principal payments of $5.0 million, voluntary principal payments of $57.7 million and drawings of $86.3 million under our existing revolving and term loan facilities. The repayment schedule of our debt as of December 31, 2025, is presented in Table 2 below:

14 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management Limited, each of which is referred to herein as "our Manager" and collectively "our Managers".

15 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels, as provided by independent broker valuers on quarter-end, owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

Table 2: Debt repayment Schedule as of December 31, 2025

(in USD million)

Ending December 31,	2026	2027	2028	2029	2030	2031	2032	2033-2034	Total
Secured debt	44.8	69.3	84.8	35.0	72.2	67.3	22.1	35.7	431.2
Unsecured debt	—	117.4	—	—	—	—	—	—	117.4
Total debt	44.8	186.7	84.8	35.0	72.2	67.3	22.1	35.7	548.6
Fleet scrap value[16]									274.0

16 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt"), excluding any held for sale vessels, and market scrap rate of $395.0/lwt ton (Clarksons data) on December 31, 2025 and $405.0/lwt ton (Clarksons data) on February 13, 2026.

Liquidity, capital resources, capital expenditure requirements and debt as of December 31, 2025

As of December 31, 2025, we had a fleet of 45 vessels and an orderbook of six newbuilds. In relation to our orderbook, we had paid $86.1 million and had $166.4 million of remaining capital expenditure requirements.

We had $162.8 million in cash, cash equivalents, bank time deposits, and restricted cash, and had $219.5 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. Furthermore, we had contracted revenue of approximately $164.2 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of six newbuilds upon their delivery.

In relation to capital expenditure requirements of the six newbuilds, $113.9 million was payable in 2026 and $52.5 million in 2027.

The scrap value16 of our fleet was $274.0 million and the outstanding consolidated debt before deferred financing costs was $548.6 million, including the unsecured bond.

Liquidity, capital resources, capital expenditure requirements and debt as of February 13, 2026

As of February 13, 2026, we had a fleet of 45 vessels, one of which was held for sale, and an orderbook of eight newbuilds. In relation to our orderbook, we had paid $97.0 million and had $228.3 million of remaining capital expenditure requirements.

We had $167.4 million in cash, cash equivalents, bank time deposits, restricted cash, and had $218.2 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. The gross sale proceeds of our held for sale vessel amount to $35.2 million. Furthermore, we had contracted revenue of approximately $177.6 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in connection with the financing of eight newbuilds upon their delivery.

In relation to capital expenditure requirements of the eight newbuilds, $110.1 million was payable in 2026, $57.8 million in 2027, $42.0 million in 2028 and $18.4 million in 2029.

The scrap value16 of the fleet, excluding our held for sale vessel, was $270.4 million and the outstanding consolidated debt before deferred financing costs was $548.0 million, including the unsecured bond.

Dividend Policy

On February 18, 2026, the Board of the Company declared a cash dividend on the Company’s common stock of $0.05 per share which is payable on March 18, 2026, to the shareholders of record of the Company’s common stock at the close of trading on March 2, 2026. As of February 13, 2026, the Company had 102,244,782 shares of common stock issued and outstanding.

In January 2026, the Board of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from October 30, 2025, to January 29, 2026 which was paid on January 30, 2026, to all shareholders of record as of January 16, 2026, of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

In November 2025, the Board of the Company declared a cash dividend on the Company’s common stock of $0.05 per share which was paid on December 19, 2025, to the shareholders of record of the Company’s common  stock at the close of trading on December 8, 2025.

In October 2025, the Board of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from July 30, 2025, to October 29, 2025 which was paid on October 30, 2025, to all shareholders of record as of October 16, 2025, of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of the Company. There is no guarantee that the Company’s Board will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition, cash requirements, and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal, and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

War in Ukraine

As a result of the war between Russia and Ukraine that commenced in February 2022, the US, the EU, the UK, Switzerland and other countries have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. We intend to comply with these requirements and will address their potential consequences. We do not have any Ukrainian or Russian crews, and our vessels currently do not sail in the Black Sea. While we conduct only limited operations in Russia, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

Trade disruption in the Red Sea and conflicts in the Middle East

Due to the attacks on merchant vessels in the southern Red Sea, there has been a disruption in the maritime trade and supply chains through the Mediterranean Sea and the Suez Canal. On November 11, 2025, the Houthis announced a suspension of maritime operations in the Red Sea. Since the beginning of this disruption, we have diverted our fleet from sailing in the Red Sea region. While our vessels currently do not sail through the Red Sea, we are closely monitoring developments, including any signs of a potential normalization of the trade route, in order to assess the potential impact on our operations.

Conference Call

On Thursday, February 19, 2026, at 10:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll-Free Dial In). Please quote “Safe Bulkers” to the operator and/or conference ID 13758366. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast:

A live webcast of the conference call and accompanying slides, will be available through the Company’s website, where it will also be archived for later access. To listen to the archived audio file, visit our website at www.safebulkers.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2025 Results

During the fourth quarter of 2025, we operated in a slightly improved charter market environment compared to the same period in 2024, with increased revenues due to higher charter hires and slightly increased earnings from scrubber-fitted vessels. During the fourth quarter of 2025, we operated 45.00 vessels on average, earning an average TCE of $17,050 compared to 45.90 vessels earning an average TCE of $16,521 during the same period in 2024. The Company's net income for the fourth quarter of 2025 was $11.8 million, down from $19.4 million during the same period in 2024. The main factors driving the change in net income are as follows:

Net revenues: Net revenues increased by 2% to $72.6 million for the fourth quarter of 2025, compared to $71.5 million for the same period in 2024. The increase was primarily due to higher revenues from charter hires and scrubber-fitted vessels.

Vessel operating expenses: Vessel operating expenses increased to $23.5 million for the fourth quarter of 2025 compared to $21.3 million for the same period in 2024, mainly due to the following factors: (i) dry-docking expenses increased to $2.6 million, related to three fully completed dry-docking during the fourth quarter of 2025, compared to $0.9 million related to one fully completed dry-docking for the same period in 2024; and (ii) repair and maintenance expenses increased to $2.2 million compared to $1.8 million for the same period in 2024, as a result of the increased dry-dockings during the fourth quarter of 2025 compared to the same period in 2024. The Company expenses dry-docking and pre-delivery costs as incurred, which vary from period to period. Excluding dry-docking costs and pre-delivery expenses of $2.6 million and $1.1 million for the fourth quarter of 2025 and 2024, respectively, vessel operating expenses increased by 4% to $20.9 million during the fourth quarter of 2025 from $20.2 million during the same period of 2024. Dry-docking expenses are related to the number of dry-dockings in each period while pre-delivery expenses are related to the number of newbuild deliveries and second-hand acquisitions in each period. Some shipping companies may defer and amortize dry-docking expenses, while many do not include dry-docking expenses within vessel operating expenses but present these separately.

Depreciation: Depreciation expenses remained stable at $15.0 million for the fourth quarter of 2025, compared to $15.0 million for the same period in 2024, despite the increased average number of vessels operated during the fourth quarter of 2024 as a result of the delivery of one newbuild vessel and the sale of two older vessels in 2025.

Foreign currency gain/(loss): Foreign currency loss amounted to $0.1 million for the fourth quarter of 2025, compared to a gain of $5.1 million for the same period in 2024, due to the prior period unrealized gain on the valuation of the €100 million bond as the result of the effect of the depreciation of the EUR against the USD.

Loss on derivatives: Loss on derivatives amounted to $0.1 million for the fourth quarter of 2025, compared to $2.6 million for the same period in 2024, due to the prior period unrealized loss on foreign currency agreements fair value.

Voyage expenses: Voyage expenses increased to $3.5 million for the fourth quarter of 2025, from $2.3 million for the same period in 2024, mainly due to increased bunker consumption costs for scrubber fitted vessels under charter agreements, which provide for variable consideration based on the bunker consumption.

Other operating expenses: Other operating expenses increased to $3.8 million in the fourth quarter of 2025, compared to $1.3 million for the same period in 2024, due to a loss from the valuation of the bunkers remaining on board our vessels, which were affected by the decline of bunker market prices during the relevant period.

Interest expense: Interest expense decreased to $7.5 million in the fourth quarter of 2025 from $7.9 million for the same period in 2024, as the net result of the increased weighted average loan outstanding of $562.4 million during the fourth quarter of 2025, compared to $516.6 million for the same period in 2024, and the decreased weighted average interest rate of 5.42% during the fourth quarter of 2025, compared to 6.12% for the same period in 2024, affected by the lower USD rates environment.

Daily vessel operating expenses17: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 13% to $5,683 for the fourth quarter of 2025 compared to $5,047 for the same period in 2024. Daily vessel operating expenses excluding dry-docking and predelivery expenses increased by 6% to $5,057 for the fourth quarter of 2025 compared to $4,787 for the same period in 2024.

Daily general and administrative expenses17: Daily general and administrative expenses, which include management fees payable to our Managers and daily company administration expenses, increased by 17% to $1,922 for the fourth quarter of 2025, compared to $1,650 for the same period in 2024, due to the effect of the appreciation of the EUR against the USD.

17  See table 4

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Month Period Ended December 31,		Twelve-Month Period Ended December 31,
	2024	2025	2024	2025
REVENUES:
Revenues	74,520	75,947	320,679	288,131
Commissions	(3,028)	(3,379)	(13,046)	(12,394)
Net revenues	71,492	72,568	307,633	275,737
EXPENSES:
Voyage expenses	(2,334)	(3,549)	(16,728)	(19,451)
Vessel operating expenses	(21,315)	(23,528)	(92,601)	(97,347)
Depreciation	(14,975)	(14,982)	(58,135)	(59,878)
General and administrative expenses	(6,966)	(7,957)	(27,035)	(29,853)
Gain on sale of assets	—	—	16,555	4,596
Other operating expenses	(1,262)	(3,837)	(1,262)	(3,837)
Operating income	24,640	18,715	128,427	69,967
OTHER (EXPENSE) / INCOME:
Interest expense	(7,854)	(7,507)	(31,375)	(30,343)
Other finance cost	(183)	(153)	(618)	(712)
Interest income	1,027	1,638	3,396	5,120
(Loss)/Gain on derivatives	(2,608)	(109)	(3,670)	7,325
Foreign currency gain/(loss)	5,098	(127)	4,172	(10,044)
Amortization and write-off of deferred finance charges	(760)	(620)	(2,956)	(2,750)
Net income	19,360	11,837	97,376	38,563
Less Preferred dividend	2,000	2,000	8,000	8,000
Net income available to common shareholders	17,360	9,837	89,376	30,563
Earnings per share basic and diluted	0.16	0.10	0.83	0.30
Weighted average number of shares	106,352,539	102,327,312	107,576,009	103,038,189

	Twelve-Month Period Ended December 31,
	2024	2025
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	130.5	102.3
Net cash (used in)/provided by investing activities	(71.7)	18.2
Net cash used in financing activities	(25.9)	(52.4)
Net increase in cash and cash equivalents	32.9	68.1

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2024	December 31, 2025
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	128,422	153,148
Other current assets	36,969	47,453
Vessels, net	1,144,318	1,105,584
Advances for vessels	85,204	87,299
Restricted cash non-current	7,475	9,675
Other non-current assets	708	23
Total assets	1,403,096	1,403,182
LIABILITIES AND EQUITY
Current portion of long-term debt	58,191	42,371
Other current liabilities	28,281	26,687
Long-term debt, net of current portion	478,450	497,772
Other non-current liabilities	6,556	5,645
Shareholders’ equity	831,618	830,707
Total liabilities and equity	1,403,096	1,403,182

TABLE 3

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Month Period Ended December 31,		Twelve-Month Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2024	2025	2024	2025
Adjusted Net income
Net income	19,360	11,837	97,376	38,563
Less Gain on sale of assets	—	—	(16,555)	(4,596)
Plus Loss/(Gain) on derivatives	2,608	109	3,670	(7,325)
Less Foreign currency (gain)/loss	(5,098)	127	(4,172)	10,044
Plus Other operating expenses	1,262	3,837	1,262	3,837
Adjusted Net income	18,132	15,910	81,581	40,523
EBITDA - Adjusted EBITDA
Net income	19,360	11,837	97,376	38,563
Plus Net Interest expense	6,827	5,869	27,979	25,223
Plus Depreciation	14,975	14,982	58,135	59,878
Plus Amortization and write-off of deferred finance charges	760	620	2,956	2,750
EBITDA	41,922	33,308	186,446	126,414
Less Gain on sale of assets	—	—	(16,555)	(4,596)
Plus Other operating expenses	1,262	3,837	1,262	3,837
Plus Loss/(Gain) on derivatives	2,608	109	3,670	(7,325)
Less Foreign currency (gain)/loss	(5,098)	127	(4,172)	10,044
ADJUSTED EBITDA	40,694	37,381	170,651	128,374
Earnings per share
Net income	19,360	11,837	97,376	38,563
Less Preferred dividend	2,000	2,000	8,000	8,000
Net income available to common shareholders	17,360	9,837	89,376	30,563
Weighted average number of shares	106,352,539	102,327,312	107,576,009	103,038,189
Earnings per share	$ 0.16	$ 0.10	$ 0.83	$ 0.30
Adjusted Earnings per share
Adjusted Net income	18,132	15,910	81,581	40,523
Less Preferred dividend	2,000	2,000	8,000	8,000
Adjusted Net income available to common shareholders	16,132	13,910	73,581	32,523
Weighted average number of shares	106,352,539	102,327,312	107,576,009	103,038,189
Adjusted Earnings per share	$ 0.15	$ 0.14	$ 0.68	$ 0.32

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are non-US GAAP financial measurements.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on sale of assets, other operating expenses, gain/(loss) on derivatives and gain/(loss) on foreign currency.

- Adjusted Net income represents Net income before gain on sale of assets, other operating expenses, gain/(loss) on derivatives and gain/(loss) on foreign currency.

- Adjusted earnings per share represents Adjusted Net income less preferred dividend divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance.

The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in: (i) understanding and analyzing the results of our operating and business performance; (ii) selecting between investing in us and other investment alternatives; and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and Adjusted Net Income/(loss) generally further eliminates from EBITDA and Net Income/(loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 4: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Month Period Ended December 31,		Twelve-Month Period Ended December 31,
	2024	2025	2024	2025
FLEET DATA
Number of vessels at period end	46	45	46	45
Average age of fleet (in years)	9.99	10.39	9.99	10.39
Ownership days (1)	4,223	4,140	16,806	16,814
Available days (2)	4,186	4,048	16,527	16,523
Average number of vessels in the period (3)	45.90	45.00	45.92	46.06
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 16,521	$ 17,050	$ 17,602	$ 15,511
Daily vessel operating expenses (5)	$ 5,047	$ 5,683	$ 5,510	$ 5,790
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 4,787	$ 5,057	$ 4,978	$ 5,317
Daily general and administrative expenses (7)	$ 1,650	$ 1,922	$ 1,609	$ 1,775
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 74,520	$ 75,947	$ 320,679	$ 288,131
Less commissions	(3,028)	(3,379)	(13,046)	(12,394)
Less voyage expenses	(2,334)	(3,549)	(16,728)	(19,451)
Time charter equivalent revenue	$ 69,158	$ 69,019	$ 290,905	$ 256,286
Available days (2)	4,186	4,048	16,527	16,523
Time charter equivalent rate (4)	$ 16,521	$ 17,050	$ 17,602	$ 15,511

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, dry-dockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 5: Detailed fleet and employment profile as of February 13, 2026

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Zoe	75,000	2013	Japan	Period	$ 13,000	5.00%	April 2025	February 2026
Koulitsa 2	78,100	2013	Japan	Spot	$ 14,900	5.00%	January 2026	March 2026
Kypros Land	77,100	2014	Japan	Period	BPI 82 5TC * 102%	5.00%	December 2025	March 2026
				Spot	$ 18,727	5.00%	April 2026	June 2026
Kypros Sea	77,100	2014	Japan	Period	$ 15,000	5.00%	September 2025	March 2026
Kypros Bravery	78,000	2015	Japan	Period	$ 14,250	5.00%	August 2025	April 2026
Kypros Sky	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	May 2026
Kypros Loyalty	78,000	2015	Japan	Spot	$ 13,400	5.00%	January 2026	March 2026
Kypros Spirit	78,000	2016	Japan	Spot	$ 11,000	5.00%	January 2026	February 2026
Kamsarmax
Pedhoulas Commander	83,700	2008	Japan	Period	$ 17,000	5.00%	February 2026	July 2026
Pedhoulas Rose	82,000	2017	China	Period[18]	$ 14,600	5.00%	October 2025	March 2026
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period	$ 15,500	5.00%	September 2025	April 2026
Vassos[8]	82,000	2022	Japan	Period	$ 14,000	5.00%	August 2025	May 2026
				Period	$ 16,000	5.00%	May 2026	October 2026
Pedhoulas Trader[13]	82,000	2023	Japan	Period	$ 15,625	5.00%	July 2025	March 2026
Morphou	82,000	2023	Japan	Period	$ 17,000	5.00%	January 2026	October 2026
Rizokarpaso[15]	82,000	2023	Japan	Period	$ 16,325	5.00%	January 2026	June 2026
Ammoxostos[11]	82,000	2024	Japan	Period	$ 17,250	5.00%	September 2025	April 2026
Kerynia	82,000	2024	Japan	Period	$ 16,750	5.00%	September 2025	March 2026
Pedhoulas Farmer	82,500	2024	China	Period	$ 15,250	5.00%	August 2025	March 2026
Pedhoulas Fighter	82,500	2024	China	Period	$ 16,000	5.00%	August 2025	April 2026
				Period	$ 17,000	5.00%	April 2026	September 2026
Efrossini	82,000	2025	Japan	Spot			February 2026	February 2026
Post-Panamax
Marina	87,000	2006	Japan	Period[18]	$ 12,900	5.00%	April 2025	March 2026
Xenia	87,000	2006	Japan	Spot[18]	$ 13,000	5.00%	December 2025	February 2026
Sophia	87,000	2007	Japan	Spot[18,23]	$ 10,750	5.00%	January 2026	February 2026
Eleni	87,000	2008	Japan	Period[18]	$ 14,000	5.00%	October 2025	April 2026
Martine	87,000	2009	Japan	Spot[18]	$ 13,250	5.00%	February 2026	April 2026
Andreas K	92,000	2009	South Korea	Spot[18]	$ 15,000	5.00%	January 2026	March 2026
Agios Spyridonas	92,000	2010	South Korea	Spot[18,25]	$ 13,000	5.00%	January 2026	March 2026
Venus Heritage	95,800	2010	Japan	Spot[18]	$ 11,900	5.00%	January 2026	February 2026
				Spot[18]	$ 16,500	5.00%	February 2026	April 2026
Venus History	95,800	2011	Japan	Spot[18]	$ 14,000	5.00%	December 2025	February 2026
				Spot[18]	$ 15,800	5.00%	February 2026	March 2026
Venus Horizon	95,800	2012	Japan	Period[18]	$ 16,000	5.00%	January 2026	June 2026
Venus Harmony	95,700	2013	Japan	Period	$ 17,750	5.00%	February 2026	September 2026
Troodos Sun[16]	85,000	2016	Japan	Spot[18]	$ 14,250	5.00%	December 2025	February 2026
Troodos Air	85,000	2016	Japan	Spot[19]	$ 14,000	3.75%	January 2026	March 2026
Troodos Oak	85,000	2020	Japan	Spot	$ 24,850	5.00%	January 2026	April 2026
Climate Respect	87,000	2022	Japan	Spot[26]	$ 13,000	5.00%	February 2026	March 2026
Climate Ethics	87,000	2023	Japan	Spot[24]	$ 12,000	5.00%	January 2026	March 2026
Climate Justice	87,000	2023	Japan	Period	$ 17,600	5.00%	January 2026	November 2026
Capesize
Mount Troodos	181,400	2009	Japan	Period[18,20]	$ 20,000	5.00%	July 2024	May 2027
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period[18]	$ 22,375	3.75%	August 2025	August 2026
Michalis H21	180,400	2012	China	Spot[19]	$ 27,250	5.00%	January 2026	March 2026
Aghia Sofia[10]	176,000	2012	China	Period[19]	$ 27,000	5.00%	February 2026	September 2027
Stelios Y	181,400	2012	Japan	Period[18,9]	BCI 5TC * 117%	3.75%	November 2024	December 2025
					$ 28,958	3.75%	January 2026	December 2026
					BCI 5TC * 117%	3.75%	January 2027	February 2027
Lake Despina [7]	181,400	2014	Japan	Period[18,6]	$ 25,911	3.75%	December 2024	July 2028
Maria	181,300	2014	Japan	Period[18,17]	$ 25,950	5.00%	April 2024	March 2028
TOTAL	4,559,000
CHARTERED-IN
Arethousa[22]	75,000	2012	Japan	Period	$ 14,700	5.00%	October 2025	March 2026
TOTAL	75,000
Orderbook
TBN	81,800	Q2 2026	Japan	Period	$ 18,300	3.75%	April 2026	February 2027
TBN	81,800	Q3 2026	Japan
TBN	81,200	Q4 2026	China
TBN	82,000	Q4 2026	Japan
TBN	81,200	Q1 2027	China
TBN	81,800	Q1 2027	Japan
TBN	82,500	Q3 2028	China
TBN	82,500	Q1 2029	China
TOTAL	654,800

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 13, 2026, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500. In September 2024, the Company agreed the extension of the long-term period time charter. The new time charter period will commence in December 2024 with a minimum duration of four years until July 2028 at a gross daily time charter rate of $24,000, plus a one-off $2.5 million payment upon the new period charter commencement, plus compensation for the use of the Scrubber.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price. The purchase option was exercised in September 2025, and the vessel will be acquired in October 2026.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) A period time charter for a duration of  two and a half  years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years at a gross daily charter rate of $23,000.

(10) MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of five years with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11)  MV Ammoxostos was sold and leased back in January 2024 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(12) A period time charter of five years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) MV Pedhoulas Trader was sold and leased back in September 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) MV Rizokarpaso was sold and leased back in November 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) A period time charter for a duration of 48 to 60 months at a gross daily charter rate of $25,950. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 12 to 30 months at a gross daily charter rate of $26,250.

(18) Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(19) Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(20) A period time charter for a duration of 22 to 26 months at a gross daily charter rate of $20,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 34 to 36 months at the same gross daily charter rate. In December 2025, the charterer exercised the option and extended the period time charter to a total duration of 34 to 36 months.

(21) In February 2026, the Company entered into an agreement for the sale of MV Michalis H, a 2012 Chinese-built, Capesize class dry-bulk vessel, for a gross sale price of $35.2 million and a forward delivery date to her new owners in the first quarter of 2026.

(22) In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, and upon delivery of the vessel to her new owners, renamed MV Arethousa, she was immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of 10 to 14 months. In July 2024, the Company extended the period of the charter agreement for a duration of five to seven months at a gross daily charter rate of $15,500 commencing from September 2024. In October 2024, the Company further extended the period of the charter agreement for an additional duration of four to seven months commencing from February 2025 at a gross daily charter rate of $13,750 for the first four months and $15,500 thereafter. In May 2025, the Company extended the period of the charter agreement for an additional duration of three to five months commencing from June 2025 at a gross daily charter rate linked to the BPI-74 4TC times 107.5% until 1 September 2025 and $12,500/day thereafter. In August 2025, the Company further extended the period of the charter agreement for an additional duration of six to eight months commencing from September 2025 at a gross daily charter rate of $12,500/day.

(23)  A spot time charter at a daily gross charter rate of $10,750 plus ballast bonus of $0.1 million upon charter commencement.

(24)  A spot time charter at a daily gross charter rate of $12,000 plus ballast bonus of $0.2 million upon charter commencement.

(25)  A spot time charter at a daily gross charter rate of $13,000 plus ballast bonus of $0.3 million upon charter commencement.

(26)  A spot time charter at a daily gross charter rate of $13,000 plus ballast bonus of $0.2 million upon charter commencement.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB,” “SB.PR.C” and “SB.PR.D,” respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry-bulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, tariffs imposed as a result of trade war and trade protectionism, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com